                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            CANAAN ENERGY CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   134743 10 3
                                 (CUSIP Number)

                                 JAMES M. PRINCE
                             VINSON & ELKINS L.L.P.
                              2300 FIRST CITY TOWER
                               1001 FANNIN STREET
                            HOUSTON, TEXAS 77002-6760
                               PHONE: 713-758-3710
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                DECEMBER 3, 2001
           (Date of Event Which Requires the Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 134743 10 3

--------------------------------------------------------------------------------
1.  Name of Reporting Person                       Chesapeake Energy Corporation
    I. R. S. Identification Nos. of Above Persons  73-1395733
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):                                       WC
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e)                                                                  [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:                               Oklahoma
--------------------------------------------------------------------------------
Number of           7.  Sole Voting Power                                333,149
Shares
Beneficially        8.  Shared Voting Power                                    0
Owned by Each
Reporting           9.  Sole Dispositive Power                           333,149
Person
With:               10. Shared Dispositive Power                               0
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person         333,149
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares        [ ]
    (See Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                     7.65%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                               CO
--------------------------------------------------------------------------------

CUSIP Number 134743 10 3

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is the Common Stock, $.01 par value per share (the "Common Stock"), of Canaan Energy Corporation, an Oklahoma corporation ("Canaan"). The principal executive offices of Canaan are located at 211 North Robinson, Suite N1000, Oklahoma City, Oklahoma 73102.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Chesapeake Energy Corporation ("Chesapeake"), an Oklahoma corporation. Chesapeake's principal office is located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118. Chesapeake is engaged in the acquisition, ownership, development and operation of oil and gas assets with a primary emphasis on the Mid-Continent area of the United States. The executive officers and directors of Chesapeake are set forth below.

              Aubrey K. McClendon
              Chairman of the Board and Chief Executive Officer
              6100 North Western Avenue
              Oklahoma City, Oklahoma 73118

              Tom L. Ward
              Director, Chief Operating Officer and President
              6100 North Western Avenue
              Oklahoma City, Oklahoma 73118

              Marcus C. Rowland
              Chief Financial Officer and Executive Vice President 6100 North Western Avenue
              Oklahoma City, Oklahoma 73118

              Martha A. Burger
              Treasurer and Senior Vice President
              6100 North Western Avenue
              Oklahoma City, Oklahoma 73118

              Michael A. Johnson
              Senior Vice President - Accounting
              6100 North Western Avenue
              Oklahoma City, Oklahoma 73118

              Edgar F. Heizer, Jr.
              Director
              c/o Chesapeake Energy Corporation
              6100 North Western Avenue
              Oklahoma City, Oklahoma 73118

CUSIP Number 134743 10 3

              Breene M. Kerr
              Director
              c/o Chesapeake Energy Corporation
              6100 North Western Avenue
              Oklahoma City, Oklahoma 73118

              Shannon Self
              Director
              c/o Chesapeake Energy Corporation
              6100 North Western Avenue
              Oklahoma City, Oklahoma 73118

              Frederick B. Whittemore
              Director
              c/o Chesapeake Energy Corporation
              6100 North Western Avenue
              Oklahoma City, Oklahoma 73118

Chesapeake and each of the listed individuals have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and have not been or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each individual is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The consideration for the 333,149 shares of Common Stock acquired or to be acquired by Chesapeake is $12.00 per share, or $3,997,788 in the aggregate. The purchase price for the prior purchase was payable in cash and the purchase price under the Purchase Agreements (as defined in Item 5) will be payable in cash. In each case the payment was or will be funded from Chesapeake's cash on hand. Each of the purchase transactions are described in Item 5.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of acquiring the Common Stock is to acquire a significant equity position in Canaan. Chesapeake may seek a business combination or other transaction with Canaan or Canaan's shareholders for the purpose of acquiring control of Canaan or ownership of all of the outstanding Common Stock.

In early 2001 Chesapeake had preliminary informal discussions and exchanged correspondence with Canaan's management regarding a possible combination with Chesapeake. On May 23, 2001, Chesapeake forwarded to Canaan's management a written proposal for Chesapeake to acquire Canaan at a substantial premium to the then market price. After retaining a financial advisor, Canaan's management and board of directors rejected Chesapeake's proposal and refused to negotiate with Chesapeake.

In September 2001, Chesapeake and several Canaan shareholders with substantial expertise in the oil and gas industry engaged in informal discussions regarding a proposed purchase by Chesapeake of Common Stock owned by each of such shareholders. On or about October 29,

CUSIP Number 134743 10 3

2001, one shareholder sold to Chesapeake in a private transaction 111,918 shares of Common Stock for cash consideration of $12.00 per share, which represented a total purchase price of $1,343,016.

On or about November 19, 2001, Chesapeake and three other Canaan shareholders entered into three separate stock purchase agreements for the purchase by Chesapeake in private transactions of an aggregate 560,169 shares of Common Stock for cash consideration of $12.00 per share, which represented a total purchase price for all three transactions of $6,722,028. The foregoing shares were subject to a right of first refusal in favor of Canaan pursuant to that certain Shareholder's Agreement executed in 2000 among Canaan, Leo E. Woodard, John Penton, Michael S. Mewbourn, Thomas H. Henson, Dunning Family Limited Partnership, Larry D. Hartzog, Michael C. Black, as Trustee of the Michael C. Black Revocable Trust and Anthony Lasuzzo (the "Shareholder's Agreement"). Canaan exercised the right of first refusal to purchase all 560,169 shares of Common Stock to be purchased by Chesapeake and announced the purchase on November 27, 2001, when the Common Stock was trading at $7.60 per share.

On December 3, 2001, Chesapeake offered to purchase the remaining shares that are purportedly subject to the Shareholder's Agreement and held by two of the shareholders with whom Chesapeake had been conducting discussions. After Canaan's election not to exercise the right of first refusal under the Shareholder's Agreement, Chesapeake entered into definitive purchase agreements to purchase 221,231 shares of Common Stock for cash consideration of $12.00 per share. Chesapeake expects to close on 131,000 of such shares of Common Stock on or about December 20, 2001, and expects to close on the remaining shares on or about January 3, 2002. The closing of each of the purchase transactions is subject to satisfaction of closing conditions in the purchase agreements.

Chesapeake continues to believe that a combination of the two companies would be in the best interest of the shareholders of Canaan by providing liquidity to Canaan's shareholders at a premium to the market price of the Common Stock. Based on the foregoing, Chesapeake has retained or will retain legal and financial advisors to assist in reviewing and evaluating Chesapeake's strategic alternatives with respect to Canaan. The possible strategic alternatives may include: (a) proposing or seeking to acquire control of Canaan, which may include seeking proxies to elect a majority of Canaan's board of directors; (b) proposing or seeking a corporate transaction with Canaan such as a business combination, an acquisition or merger; (c) making further acquisitions of some or all of the outstanding shares of Common Stock, either in negotiated acquisitions or by commencement of a tender offer; (d) proposing changes in Canaan's certificates of incorporation or bylaws at shareholders' meetings of Canaan that may be supportive of a transaction between Canaan and Chesapeake;
(e) effecting any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4 (a)-(j) of
Schedule 13D; or (f) discussions with other shareholders of Canaan regarding any or all of the foregoing. Members of Chesapeake management intend to contact members of Canaan's senior management for the purpose of discussing a possible business combination of Chesapeake and Canaan.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Chesapeake beneficially owns 333,149 shares of Common Stock. Those shares represent 7.65% of the outstanding shares of Common Stock based on the 4,913,815 shares

CUSIP Number 134743 10 3

outstanding as of November 13, 2001 (reported in Canaan's quarterly report for the quarter ended September 30, 2001, filed with the Securities and Exchange Commission on November 13, 2001) less the 560,169 shares of Common Stock which were reportedly purchased by Canaan after such date. If the number of outstanding shares of Common Stock is not adjusted for the subsequent purchases by Canaan, Chesapeake's beneficial ownership is 6.78% of the outstanding shares of Common Stock. Of the 333,149 shares beneficially owned, Chesapeake has the right and the obligation to acquire: (i) 90,231 shares of Common Stock pursuant to the Stock Purchase Agreement (the "Hartzog Purchase Agreement") dated effective December 12, 2001, between Chesapeake and Larry D. Hartzog ("Hartzog"); and (ii) 131,000 shares of Common Stock pursuant to the Stock Purchase Agreement (the "Cibola Purchase Agreement") dated December 12, 2001, between Chesapeake and Cibola Corporation. The Hartzog Purchase Agreement and the Cibola Purchase Agreement (collectively, the Purchase Agreements) are subject to satisfaction of customary closing conditions.

(b) Chesapeake has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 111,918 shares of Common Stock it presently holds. With respect to the 221,231 shares of Common Stock it has the right and the obligation to acquire under the Purchase Agreements, Chesapeake will have sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares after consummation of the Purchase Agreements. Prior to the consummation of the Purchase Agreements, Hartzog and Cibola will have the sole power to vote or direct the vote of the 90,231 and 131,000 shares of Common Stock covered by their respective Purchase Agreements.

(c) Chesapeake purchased 111,918 shares of Common Stock on or about October 29, 2001, in a private transaction. The purchase price was $12.00 per share, which was paid out of Chesapeake's available cash.

(d) No person other than Chesapeake has the right to receive or the power to direct the receipt of dividends or the proceeds of sale with respect to the 111,918 shares of Common Stock Chesapeake presently holds. Hartzog and Cibola have the right to receive dividends on the shares of Common Stock covered by the Purchase Agreements prior to the execution of the Purchase Agreements and Chesapeake has the right to receive such dividends after the execution of the Purchase Agreements unless the purchases under the Purchase Agreements are not consummated. Hartzog and Cibola have the right to receive the proceeds from the sale of Common Stock to Chesapeake pursuant to their respective Purchase Agreements. No other person has the power to receive or the power to direct the receipt of proceeds from the sale of the 333,149 shares of Common Stock reported in this Schedule 13D.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Chesapeake has the right to acquire: (a) an aggregate of 90,231 shares of Common Stock pursuant to the Hartzog Purchase Agreement filed herewith as Exhibit "1" to this Schedule 13D, which is incorporated by this reference; and (b) the right to acquire 131,000 shares of Common Stock pursuant to the Cibola Purchase Agreement filed herewith as Exhibit "2" to this Schedule 13D, incorporated by this reference. Chesapeake may terminate either Purchase Agreement if it determines that the representations and warranties of the Seller under the Purchase Agreement

CUSIP Number 134743 10 3

are untrue as of the closing date. There are no other contracts, arrangements, understandings or relationships between Chesapeake and any person with respect to the securities of Canaan.

Based on the advice of counsel, Chesapeake believes that: (a) the shares of Common Stock to be acquired by Chesapeake pursuant to the Purchase Agreements will not continue to be subject to the Shareholder's Agreement after such acquisitions; and (b) Chesapeake will not be bound by any of the restrictions or obligations under the Shareholder's Agreement as a result of such purchases. However, Canaan may assert that Chesapeake's purchase of shares of Common Stock pursuant to the Purchase Agreements may subject such shares of Common Stock or Chesapeake, or both, to the provisions of the Shareholder's Agreement. Accordingly, a copy of the Shareholder's Agreement is incorporated in this
Schedule 13D as Exhibit "3" hereto.

ITEM NO. 7. MATERIAL TO BE FILED AS EXHIBITS

     The following agreements are filed as exhibits:

1. Stock Purchase Agreement dated December 12, 2001 between Chesapeake Energy Corporation and Larry D. Hartzog.

2. Stock Purchase Agreement dated December 12, 2001 between Chesapeake Energy Corporation and Cibola Corporation.

3. Shareholder's Agreement dated _________, 2000, among Canaan, Leo E. Woodard, John Penton, Michael S. Mewbourn, Thomas H. Henson, Dunning Family Limited Partnership, Larry D. Hartzog, Michael C. Black, as Trustee of the Michael C. Black Revocable Trust and Anthony Lasuzzo is filed as Exhibit
     10.4 to the S-4 filed by Canaan Energy Corporation on February 14, 2000, and is incorporated herein by this reference.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 CHESAPEAKE ENERGY CORPORATION

                                 By: /s/ Aubrey K. McClendon
                                     -------------------------------------------
                                     Name: Aubrey K. McClendon
                                     Title: Chairman and Chief Executive Officer

Date: December 13, 2001

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER          DESCRIPTION
-------         -----------

1.              Stock Purchase Agreement dated December 12, 2001 between
                Chesapeake Energy Corporation and Larry D. Hartzog.

2.              Stock Purchase Agreement dated December 12, 2001 between
                Chesapeake Energy Corporation and Cibola Corporation.

3.              Shareholder's Agreement dated _________, 2000, among Canaan, Leo
                E. Woodard, John Penton, Michael S. Mewbourn, Thomas H. Henson,
                Dunning Family Limited Partnership, Larry D. Hartzog, Michael C.
                Black, as Trustee of the Michael C. Black Revocable Trust and
                Anthony Lasuzzo is filed as Exhibit 10.4 to the S-4 filed by Canaan Energy Corporation on February 14, 2000, and is incorporated herein by this reference.